SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/27/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
941,946

8. SHARED VOTING POWER
265,014

9. SOLE DISPOSITIVE POWER
1,207,160
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,207,160
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.69%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Imperial Holdings Inc.
("IFT" or the "Issuer").

Cusip  452834104

The principal executive offices of IFT are located at

701 park of Commerce Blvd.
Suite 301
Boca Raton, FL 33487


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors, Messrs. Goldstein, Dakos and Samuels and certain related parties
(the Bulldog Parties) alleging that they violated Massachusetts law by operating a website containing information about certain unregistered investments and by sending an e-mail about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that his enforcement action violated 42 U.S.C. ss 1983 because, among other things, the Secretary did not have personal jurisdiction over them and it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court which subsequently upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court (the SJC) unilaterally transferred the case to itself and on July 2, 2010 upheld the Order except for the Bulldog Parties' First Amendment claim which it ruled must be decided in the appeal of the aforementioned ss 1983 lawsuit. In the ss 1983 lawsuit, the Secretary stipulated that the website and email in question did not concern an illegal transaction and were not misleading. Nevertheless, on September 26, 2009, the Superior
Court ruled that the Secretary's enforcement action did not violate the Bulldog Parties' First Amendment rights. The Bulldog Parties filed an appeal of the Superior Court's ruling in the Massachusetts Appeals Court.
On July 23, 2010, the SJC unilaterally transferred the appeal of the ss 1983 lawsuit to itself. On September 22, 2011 the SJC affirmed the Superior Court's ruling and declined to reconsider the Bulldog Parties' personal jurisdiction claim. On October 5, 2011 the Capital Markets and Government Sponsored Enterprises Subcommittee of the United States House of Representatives approved H.R. 2167, the Private Company Flexibility and Growth Act which would permit privately held companies like Bulldog Investors to use advertisements and websites to solicit accredited investors for private offerings. Also, on February 1, 2012, the Bulldog Parties filed a petition for certiorari with the United States Supreme Court.
The litigation has not and will not have a financial effect on the Partnership as the General Partner of the Partnership has agreed to bear any costs in connection with this matter.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
On March 2, 2012, the filing group sent the letter contained in Exhibit A to the issuer's board of directors. The filing group has no agreement with any other person to buy, hold, vote or sell any shares of the issuer, and no understanding of any kind concerning the issuer with any person that is not a member of the group.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on November 14, 2011 there were 21,202,614 shares of ommon stock outstanding as of 08/31/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,207,160 shares of IFT or 5.69% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of IFT were purchased:

Date:		        Shares:		Price:
01/12/12		73,235		1.8500
01/13/12		14,450		1.8479
01/18/12		4,202		1.9487
01/19/12		3,983		1.9717
01/20/12		21,100		1.7078
01/20/12		7,922		2.1000
01/23/12		18,735		2.1000
01/24/12		1,415		2.1000
01/25/12		8,601		2.1000
02/01/12		1,755		2.4000
02/02/12		10,913		2.4500
02/08/12		7,340		2.5000
02/09/12		7,000		2.4944
02/10/12		14,174		2.4841
02/13/12		915		2.5000
02/14/12		19,105		2.4994
02/15/12		11,634		2.5000
02/17/12		5,603		2.5000
02/21/12		7,894		2.4923
02/22/12		38,556		2.4259
02/23/12		11,113		2.3183
02/24/12		9,505		2.4499
02/27/12		9,805		2.4695
02/28/12		3,928		2.5000
02/29/12		26,158		2.4960
03/01/12		4,437		2.5000
03/02/12		39,228		2.4920
03/05/12		15,597		2.4500
03/06/12		30,000		2.4435
03/07/12		39,222		2.4840

During the past 60 days the following shares of IFT were sold:

Date:		        Shares:		Price:
01/26/12		(2,300)		2.3000
01/27/12		(18,800)	2.3026



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 03/8/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit A

Bulldog Investors, Park 80 West,
250 Pehle Avenue, Suite 708,
Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097//
pgoldstein@bulldoginvestors.com

March 2, 2012

The Board of Directors
Imperial Holdings, Inc.
701 Park of Commerce Blvd., Suite 301
Boca Raton, Fl 33487

Gentlemen:

We appreciate your inviting us to the February 23, 2012 meeting to hear the views of significant shareholders of Imperial. I am writing because I may have failed to convey how urgent we think it is to restructure the board. Therefore, let me try to make Bulldog's position more explicit.

We believe the greatest threat to Imperial is the ongoing cash drain from massive spending on legal services despite an absence of any concrete evidence of wrongdoing. The law firms Imperial has engaged are conflicted in rendering advice about the scope of their activities, the amount of legal expenditures, and whether they are in the best interest of shareholders. Yet, we saw no indication that the independent directors are committed to controlling these costs.

Therefore, we request that at least two independent directors agree to resign to be replaced by directors designated by significant shareholders. In that case, it is my intention to do everything possible to protect from liability any independent directors willing to step down. Otherwise, it is our intention to elect directors to replace some or all of the independent directors to ensure that the amounts spent on legal fees are truly necessary and not impermissible corporate waste.

After our meeting, I had hoped for a prompt response. Unfortunately, that has not been the case. Therefore, please provide a substantive response by March 9, 2012. Otherwise, we intend to launch a proxy contest to achieve a restructuring of the board in order to conserve Imperial's assets for the benefit of shareholders.

Very truly yours,

/s/ Phillip Goldstein
Principal